Exhibit 99.1

Tel:+44 (0)20 7486 5888	55 Baker Street
Fax:+44 (0)20 7935 3944 www.bdo.co.uk	London W1U 7EU

Private and Confidential

Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549 United States of America	21 December 2020 Our ref: LP/00297209/

Dear Sirs

We have been furnished with a copy of the response to Item 16F of Form 20-F for the event that occurred on 21 December, 2020, to be filed by our former client, Scully Royalty, Ltd. on Form 6-K. We agree with the statements made in response to that Item insofar as they relate to our Firm.

 Very truly yours,

/s/ Laura Pingree

Laura Pingree

Partner

For and on behalf of BDO LLP

BDO LLP, a UK limited liability partnership registered in England and Wales under number OC305127, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms. A list of members’ names is open to inspection at our registered office, 55 Baker Street, London W1U 7EU. BDO LLP is authorised and regulated by the Financial Conduct Authority to conduct investment business.